EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)

Earnings
Net income	$604,366	$499,267	$438,349	$462,006	$435,481
Add:
Provision for income taxes(a)	310,519	216,840	235,834	206,101	196,683
Fixed charges	1,653,288	1,520,777	1,221,671	989,314	981,306
Less:
Capitalized interest	(37,192)	(48,038)	(54,097)	(48,390)	(49,679)

Earnings as adjusted (A)	$2,530,981	$2,188,846	$1,841,757	$1,609,031	$1,563,791

Preferred dividend requirements	$5,346	$5,421	$4,650	$3,826	$3,891
Ratio of income before provision for income taxes to net income	151%	143%	154%	145%	145%

Preferred dividend factor on pretax basis	8,072	7,752	7,161	5,548	5,642

Fixed charges
Interest expense	1,612,886	1,469,650	1,164,432	936,517	919,961
Capitalized interest	37,192	48,038	54,097	48,390	49,679
Interest factor of rents	3,210	3,089	3,142	4,407	11,666

Fixed charges as adjusted (B)	1,653,288	1,520,777	1,221,671	989,314	981,306

Fixed charges and preferred stock dividends (C)	1,661,360	1,528,529	1,228,832	$994,862	$986,948

Ratio of earnings to fixed charges ((A) divided by (B))	1.53x	1.44x	1.51x	1.63x	1.59x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.52x	1.43x	1.50x	1.62x	1.58x

(a)	2003 include income taxes related to cumulative effect of accounting change.

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